Exhibit 99.1

Envigado, November 14, 2024

OTHER EVENTS

Almacenes Éxito S.A. (the “Company” or “Éxito”) informs its shareholders and the market in general that its controlling company Cama Commercial Group Corp (“Cama”), a subsidiary of Grupo Calleja, has requested from JP Morgan Chase Bank NA FBO Holders of DR Éxito ADR (“JP Morgan”) the cancellation of all of its American Depositary Receipts - ADRs (106,158,488), represented by 849,267,904 ordinary shares of Éxito, which were acquired in the tender offer process carried out in the United States and that led to them holding 66.44% of Éxito through JP Morgan, as reported on January 22, 2024. The ordinary shares resulting from the cancellation of ADRs were consolidated into Cama.

Cama continues to exercise control over Éxito as the owner of 1,127,117,641 ordinary shares, representing 86.84% of its capital.

Based on the above, the 25 main shareholders are:

#	Shareholder	Number of shares	Stake Percentage
1	CAMA COMMERCIAL GROUP CORP	1,127,117,641	86,84%
2	ITAU UNIBANCO S.A - BDR PROGRAM	127,787,916	9,85%
3	JPMORGAN CHASE BANK NA FBO HOLDERS OF DR EXITO ADR	21,606,176	1,66%
4	MORENO TORRES MANUEL GUSTAVO	2,941,945	0.23%
5	MALHOTRA ATUL	1,058,000	0.08%
6	FEM INGENIERIA S.A.S.	858,828	0.07%
7	COCO RESTREPO SAS	650,000	0.05%
8	ESCANDON GUARNIZO FRANCISCO ANTONIO	389,299	0.03%
9	VILLA FRANCO CARLOS ANDRES	349,940	0.03%
10	MILLAN MENDEZ AIDA LUZ	335,577	0.03%
11	URIDECA S.A.S	281,552	0.02%
12	ZORA GARCIA ALVARO EVID	252,400	0.02%
13	INVERSIONES SIMAN GUTIERREZ SAS	226,022	0.02%
14	GOMEZ PRADA WILLINGTON LIZARDO	225,429	0.02%
15	MORENO MONTOYA CARLOS MARIO	202,064	0.02%
16	INVERSIONES SAN PETESBURGO S.A.S.	184,350	0.01%
17	CORPORACION UNIVERSITARIA DE CATALUÑA	167,182	0.01%
18	CABRERA GOMEZ OSCAR STEVEN	157.541	0.01%
19	MEDINA MOLINA MILTON FREDY	148.000	0.01%
20	CREDICORP CAPITAL COLOMBIA S.A.	140,370	0.01%
21	AVENDAÑO ZAPATA LUIS FERNANDO	134,000	0.01%
22	CIFUENTES DAVILA NESTOR ALEXIS	134.000	0.01%
23	GARCIA LIBREROS ESPERANZA	133,688	0.01%
24	TORRES PEREZ GONZALO ANDRES	121,035	0.01%
25	SANIN ARANGO JUAN CARLOS	118.,839	0.01%

Forward-Looking Statements:

This communication contains forward-looking statements related to a tender offer for common shares and American Depositary Shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the completion of the tender offer. Readers are cautioned not to place undue reliance on these forwardlooking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.